
VIA FACSIMILE AND U.S. MAIL

September 16, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> **RE:** **China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
> **Form 8-K/A filed August 21, 2008**
> **File No. 0-51724**

Dear Mr. Zhao:

We have reviewed your letter filed on August 21, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 8-K/A Filed on August 21, 2008

General Description of Business

1. Please revise your disclosures to clarify who "we" represents. We have the following specific comments in this regard. Please note that these comments are notwithstanding our comment 15 below which addresses the appropriateness of Guozhu's accounting for the "Guozhu Operating Entities". We note that you may need to substantially revise the content of your Form 8-K/A to the extent you need to revise your accounting.

- It appears that you are combining and discussing the Guozhu Operating Companies. Please revise your disclosures to clarify the relationships among the three entities comprising the Guozhu Operating Companies prior to their acquisition by Guozhu Holding Limited (Guozhu) such that combining for disclosure purposes is appropriate.
- We note your attempt to discuss the results of operations for the years ended December 31, 2006 and 2005. Please clarify whose results are presented and discussed. Based on your statement, "Consider only the subsidiary company China Valley Development Limited (CVDL) and its subsidiaries companies which consisted of the molding, blowing machines and plastic bottle production business...," as well as your pro forma financial information presented in Note 18 in your Form 10-KSB/A, it appears you are disclosing and discussing pro forma financial information. Please ensure your revised Form 8-K/A discusses the results of operations of the Guozhu Operating Companies as they are presented in their historical financial statements.

Liquidity and Capital Resources

2. Please provide a comprehensive discussion of the Guohzhu Operating Entities' liquidity and capital resources in the form and content required by Item 303(a)(1) and (2) of Regulation S-K. In this regard, your statement that "The cash is mainly used for operating cash" provides no meaningful information for readers. You must disclose and discuss the cash flows from operating, investing and financing activities.

Financial Statements and Exhibits

3. As we have previously mentioned in our prior comments, we continue to believe that you have not provided all of the financial statements required for the registrant *and its predecessors*. We note the following in this regard:

   - On August 27, 2007, Hutton Holdings Corporation entered into an Agreement for Share Exchange with China Valley Development Limited (CVDL) and that for accounting purposes, CVDL is the accounting acquirer. The historical financial statements of CVDL therefore become the historical financial statements of the registrant.
   - On August 16, 2007, CVDL acquired a 100% equity interest in Guozhu Holdings Limited (Guozhu) and that for accounting purposes, Guozhu is the accounting acquirer. The historical financial statements of Guozhu became the historical financial statement of CVDL and after that transaction, Guozhu continued its operations under the name CVDL.
   - Prior to the August 16, 2007 transaction with CVDL, Guozhu acquired a 100% equity interest in the "Guozhu Operating Companies". You have accounted for these transactions under the purchase method of accounting. We have specific comments below regarding the appropriateness of this

accounting, however, based on the fact that Guozhu was formed shortly before its acquisition of the Guozhu Operating Companies, one or all of those entities must be deemed to be Guozhu's predecessor. See our specific comments below in that regard.

- The resulting impact of the above transactions is that on August 27, 2007, Hutton Holdings, an entity that had nominal assets and operations on that date, acquired Guozhu *and its predecessor(s).*

As a result of the above mentioned transactions, the historical financial information of Hutton Holdings (currently known as China Bottles, Inc) that must be included in your September 30, 2007 Form 10-QSB/A and your December 31, 2007 Form 10-KSB/A are those of Guozhu *and its predecessors* for the entire periods presented in each filing. That is, for your September 30, 2007 financial statements, you must present Guozhu *and its predecessor(s)* for both the nine months ended September 30, 2007 and September 30, 2006. In addition, for your Form 10-KSB for the year ended December 31, 2007, the historical financial information is that of Guozhu *and its predecessor(s)* without any lapse in audit coverage.

General

4. We have read your response to comment 11 from our letter dated June 20, 2008. Please provide interim financial statements as of June 30, 2007 for Guozhu in the form and content and for the periods required by Rule 8-04 of Regulation S-X as well as the related Management's Discussion and Analysis for the interim period ended June 30, 2007 as required by Item 303 of Regulation S-K. Refer to 1.02f of Form 8-K and revise your Form 8-K/A accordingly.

Note 1 Basis of Presentation, page F-55

5. We have read your response to comment 12 from our letter dated June 20, 2008. Your pro forma financial statements should show separate columns for Hutton Holdings, CVDL and Guozhu only for the year ended December 31, 2006 and the six months ended June 30, 2007 with the necessary pro forma adjustments. Please remove the pro forma financial information for the year ended December 31, 2005. Please also remove the pro forma balance sheet as of December 31, 2006. Refer to Rule 8-05 of Regulation S-X.

Unaudited Pro-Forma Combined Consolidated Balance Sheet June 30, 2007, page F-61

6. Please tell us the basis for your pro forma adjustment that eliminates amounts due from related parties, amounts due from a director and amount due to a director. It is not clear how you determined that these should be eliminated as of June 30, 2007.

Form 10-KSB/A for the Year Ended December 31, 2007

Management's Discussion and Analysis, page 11

Results of Operations (for the pro forma results as stated in Note 18 to the financial
statements), page 14

7. Please revise your results of operations discussions to discuss the results of
    operations that will be depicted as a result of presenting the appropriate historical
    financial information as addressed in above comment 3.

8. By addressing the above comment, it will eliminate the need for your presentation
    of pro forma results. In this regard, please note our belief that while in some
    cases retroactive presentations of revenues and costs of revenues may be
    meaningful for discussion of trends in MD&A, more comprehensive pro forma
    presentations can be misleading because these presentations may not
    meaningfully or accurately depict what your operating results would have been
    had the transactions occurred at the earlier date.

Controls and Procedures, page 17

9. We note that you did not discuss the impact of the restatement on your disclosure
    controls and procedures. Please amend your Form 10-KSB/A to appropriately
    update your Item 8A disclosures to include the following:
    •   a discussion of the restatement and the facts and circumstances surrounding it,
    •   how the restatement impacted the CEO and CFO's original conclusions
        regarding the effectiveness of their disclosure controls and procedures,
    •   changes to internal controls over financial reporting, and
    •   anticipated changes to disclosure controls and procedures and/or internal
        controls over financial reporting to prevent future misstatements of a similar
        nature.
    Refer to Items 307 and 308(c) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10. We note your response to prior comment 15. Please confirm that your auditors
    conducted their audits in accordance with "standards" of the Public Company
    Accounting Oversight Board (United States) instead of "auditing standards".
    Please note that your 10-KSB/A filed on August 21, 2008 is deemed to be a future
    filing. Please arrange with your auditors to have them revise their report in the
    Form 10-KSB/A you must file to address our current comments.

11. We note your response to prior comment 16. As previously requested, please request your auditors to briefly tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted.

Statements of Income and Comprehensive Income, page F-4

12. We have read your response to comment 17 from our letter dated June 20, 2008. You indicate that you have retroactively reflected the recapitalization structure of CVDL. However, you indicate that the basic weighted average common shares outstanding and the basic earnings per share amounts would remain the same. Given that Guozhu was formed prior to the acquisition date of August 27, 2007, please tell us how you determined that the basic weighted average shares outstanding and the basic earnings per share would remain the same. In this regard, see our comment number 15 related to Guozhu's predecessor(s). We note that depending on the outcome of those comments, you may need to retroactively reflect the recapitalization structure of CVDL to periods reflecting Guozhu's predecessor(s).

Statement of Changes in Equity, page F-5

13. We have read your response to comment 18 from our letter dated June 20, 2008. As previously requested, revise your statement of equity to reflect 5,000,000 preferred shares as being outstanding immediately prior to the merger.

Statements of Cash Flows, page F-6

14. Please revise your cash flow statement to show changes in amount due from a director as a investing cash flow as required by paragraph 15 of SFAS 95.

Note 3 – Principles of Consolidation and Business Combinations, page F-7

15. Please provide us a comprehensive analysis of your accounting for Guozhu Holdings Limited's (Guozhu's) acquisition of the Guozhu Operating Companies. We have the following specific comments in this regard:

- Identify the shareholders of Guozhu both before and after the August 16, 2007 acquisition.
- Identify the shareholders of each of the three operating companies.
- Identify any relationships between Guozhu and the three operating companies prior to the August 16, 2007 acquisition date.
- Based on the identified shareholders of Guozhu and each of the three operating companies, tell us your basis for recording Guozhu's acquisition of 100% of the equity interest in each operating company under the purchase method of accounting rather than as entities under common control. Refer to SFAS 141.

16. If based on the above analysis, you can appropriately demonstrate the appropriateness of applying purchase accounting to these acquisitions, we have the following additional comments regarding your application of the purchase method of accounting.

- Your purchase price allocation indicates that you have recorded these acquisitions based upon each acquisition's "total cash consideration". Tell us the appropriateness of this accounting given the "negotiated net settlement of the total purchase consideration through the assumption of certain liabilities of the target companies."
- You indicate that the total consideration paid through this net settlement was $2,301,567 and is reflected as a contribution of equity to the Company. Tell us what you mean by this and identify the accounting literature that supports this accounting.
- It appears that you acquired net assets with a fair value of $8,122,814 for no consideration. Refer to paragraph 44 of SFAS 141 for the guidance for instances where there is an excess of fair value of acquired net assets over cost.
- Tell us how you determined that the $5,239,664 cash acquired in these transactions should be classified as a financing activity instead of an investing activity as required by paragraph 15 of SFAS 95.

Note 14 – Preferred Stock, page F-16

17. We have read your response to comment nine from our letter dated June 20, 2008. We note that your agreement indicates that conversion is subject to the availability of shares. Notwithstanding this provision, please tell us supplementally and revise your disclosures to clarify whether there are any circumstances where you would be required to net cash settle the conversion instead of issuing shares or whether there are any penalty provisions associated with the lack of available shares. We also note that section 6(c)(1)(i) of your Certificate of Designation agreement filed as Exhibit 4.1 to your Form 8-K/A appears to contain a cash settlement feature. Please tell us what consideration you gave to EITF 00-19. Please provide us with your complete EITF 00-19 analysis specifically addressing paragraphs 12-32 where applicable.

Note 18 – Pro Forma Financial Statements – Business Acquisitions, page F-16

18. It appears that this footnote should be labeled as unaudited.

Note 19 – Restatement of Financial Statements and Footnotes, page F-19

19. Please amend your Form 10-KSB/A to provide a comprehensively detailed footnote that fully discusses all of your restatements, including those required by current comments. Your disclosure should include the amounts as reported and as

restated with the adjustments shown as reconciling items for all line items. Your disclosure should also include the impact on all financial statements including the balance sheet, statement of changes in stockholders' equity and statement of cash flows for all periods affected. Refer to paragraphs 25 and 26 of SFAS 154.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2007

General

20. Please address the comments above related to your Form 10-KSB/A in your Form 10-QSB/A for the quarterly period ended September 30, 2007, as applicable.

Form 10-Q/A for the Quarterly Period Ended June 30, 2008

General

21. Please address the comments above in your interim filings as well.

Consolidated Statements of Income and Comprehensive Income, page 4

22. On page 11, you indicate that on April 11, 2008, 5,000,000 share of Preferred Stock were converted into 25,000,000 shares of common stock. Given the date of your Preferred Stock conversion, and with reference to SFAS 128, please tell us how you determined that your weighted average number of shares outstanding, basic and diluted were equal. Please advise or revise accordingly.

Exhibit 31.1

23. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief